September 10, 2009

John A. Blumberg
President and Director
Industrial Income Trust, Inc.
518 Seventeenth Street
17th Floor
Denver, CO 80202

>   **Re: Industrial Income Trust, Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-11**
>   **Filed August 26, 2009**
>   **File No. 333-159445**

Dear Mr. Blumberg:

    We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General Comments

1.   We note your response to comment 9 of our letter dated June 18, 2009. In response to our comment, you state that you will not seek a waiver of the restrictions preventing you from investing in industrial properties until October 10, 2009. However, we note your disclosure on page 21, infers that you may still seek a waiver. Please revise this risk factor to clarify that you will not seek a waiver. Additionally, we note that you intend to primarily invest in industrial real estate assets in the United States. Because you will not seek a waiver of these restrictions, it does not appear that you will begin operations before this date.

Please disclose this and explain what you will do with the proceeds of this offering prior to October 10, 2009, providing you seek effectiveness before this date.

2.   We note your response to comment 12 of our letter. In response to our comment, we note that you made revisions to the summary risk factor section on page 2. However, we note that you did not add this risk factor to the cover page. We therefore reissue our comment in part. Please revise your cover page to add a summary risk factor to disclose that you may pay distributions from offering proceeds, borrowings, or the sale of assets to the extent distributions exceed earnings or cash flows from operations.

3.   Please move the sections "Information About This Prospectus" and "Cautionary Note Regarding Forward Looking Statements" to a different section of the prospectus. The table of contents and prospectus summary should be presented immediately after the "Suitability Standards."

4.   Please delete the sentence that reads "You are cautioned not to place undue reliance on any forward looking statements included in this prospectus." This phrase could be read as a disclaimer of information in your filing.

Prospectus Summary, page 1

Compensation to the Advisor and Affiliates, page 3

5.   We note your response to comment 16 of our letter. In response to our comment, you state that the holders of the operating partnership units must receive 6.5% prior to the Sponsor receiving 15% of the net sales proceeds. We therefore reissue our comment. Please revise your disclosure to clarify that the Sponsor will receive 15% of net sales proceeds regardless of whether or the not the common stockholders of the registrant have also received 6.5%. Please make similar revisions to the table starting on page 82.

Liquidity Stage, page 6

6.   We note your response to comment 17 of our letter. In response to our comment, you disclose that the 2.0% disposition fee is a separate fee from the 3.0% fee that the advisor may receive if a property is sold. Please revise your disclosure to clearly state that the advisor may be entitled to both of these fees in connection with the disposition of property. Please make similar revisions to the table starting on page 82.

The Sponsor, page 8

7.   We note your response to comment 13 of our letter. We note that you have provided disclosure regarding Industrial Income Advisors Group LLC. We note that Blue Mesa Capital LLC also directly or indirectly took the initiative in founding you.   Please see Rule 405 of the 1933 Act and Item 11(d) of Form S-11. Therefore, please add similar disclosure regarding Blue Mesa Capital, LLC and clearly identify both Blue Mesa and Industrial Income Advisors Group as your sponsors.

Conflicts of Interest, page 6

8.   We note your response to comment 18 of our letter. In response to our comment, you revised the first bullet to clarify that the other programs to which your advisor, its affiliates, and related parties may allocate their time may be numerous. Please revise your disclosure to state the current number of programs to which your advisor, its affiliates, and related parties may allocate their time, and clarify that this number may change as programs are closed or new programs are formed. Additionally, please clarify how many of the other current affiliated programs you will compete with for investments. Please make similar revisions to your disclosure starting on page 92.

Estimate Use of Proceeds, page 52

9.   We note your response to comment 26 of our letter. Please add disclosure to the table to clarify that acquisition expenses will result in less money available for investment.

Target Market and Submarket Selection, page 55

10.   Please provide support for your disclosure in this section and the section "Bulk Distribution and Light Industrial Facilities." Clearly mark the specific language in the supporting materials that supports your statements. Further, please tell us if any of the supporting materials were prepared specifically for you in connection with this offering. Additionally, please identify the other 6 "top distribution and logistic markets" that you intend to focus on.

John A. Blumberg
President and Director
Industrial Income Trust, Inc.
September 10, 2009
Page 4

Conflicts of Interest, page 92

Competition, page 93

11.   We note that you may not invest in Japan or the People's Republic of China
        unless certain restrictions are waived. Please clarify whether you intend to seek a
        waiver of these restrictions in the future and state whether there is any time limit
        for these restrictions.

Financial Statements and Notes

Note 2 – Summary of Significant Accounting Policies

Organization and Offering Expenses

12.   Please expand your disclosures to discuss your accounting policy for organization
        and offering costs.   Reference is made to SOP 98-5 and SAB Topic 5A.   In
        addition, please clarify whether any obligation to reimburse exists before reaching
        the minimum offering and consider disclosing the amount of organizational and
        offering costs incurred to date. If any material amounts were incurred subsequent
        to the balance sheet date, this information should at a minimum be disclosed as a
        subsequent event.

Appendix A: Prior Performance Tables, page A-1

13.   Please explain why you did not include American Real Estate Investment Corp. in
        the tables. Please see Item 8 and Appendix II of Guide 5. Please note, if you have
        a public track record, as defined in Item 8, you should include information
        relating only to public programs with investment objectives similar to your own.
        If you do not have a public track record, information must be given for each prior
        program, public or nonpublic, with investment objectives similar to your own. If
        you have not sponsored at least five such programs, then information must be
        given for each prior program, public or nonpublic, even if the investment
        objectives for those programs are not similar to your own. Please revise the tables
        as appropriate to comply with these requirements.

Table I, page A-2

14.   We note your response to comment 35 of our letter. In response to our comment, you revised all of the line items except Dollar Amount Raised. Please revise to show the "Dollar Amount Raised" as 100%, even if it was less than the dollar amount offered. All expenses of the offering and the amount available for investment should be shown as a percentage of the dollar amount raised. Explain by footnote or otherwise the dollar amount difference between the amount offered and the amount raised.

15.   We note your response to comment 36 of our letter. In response to our comment, you revised some of the line items. However, we note, under Development and Acquisition costs that you refer to purchase price and acquisition/development fees and acquisition expenses. We note that Table I requires the following line items: "Prepaid items and fees related to purchase of property, Cash down payment, Acquisition fees and Other (explain)." Please revise to provide these line items. To the extent additional disclosure is appropriate, please provide this disclosure as a separate line item. For example, we note that you group acquisition fees and development fees together rather than presenting this disclosure in separate line items.

Table II, page A-4

16.   We note your response to comment 38 of our letter. In response to our comment, you revised some of the line items. However, we note that you omitted real estate commissions under acquisition fees and partnership management fees under amount paid to sponsor from operations. Please revise your table accordingly.

Tables III and IV, page A-6

17.   We note your response to comments 39 and 40 of our letter. Please add a footnote to Tables III and IV to explain why depreciation and amortization and sales and refinancing are aggregated in the tables.

Table VI, page II-6

18.   We note your response to comment 42 of our letter. It is not clear why the disclosure required by Table VI is not available to you from other sources, in light of your prior affiliation with DCT and Dividend Capital Total Realty Trust. Please advise.

Exhibits

19.   We note your response to comment 44 of our letter. Please note that incomplete
      exhibits may not be incorporated by reference. Please refer to Instruction 1 to
      Item 601 of Regulation S-K.

Exhibit 5.1

20.   We refer to your assumptions 2 and 3 in the first full paragraph on page 2 of the
      legal opinion. These assumptions are inappropriate. Counsel cannot assume that the
      officers signing the certificates have the legal authority to do so as this is a conclusion
      of law which is a necessary requirement of the ultimate legality opinion. Please
      revise these assumptions accordingly.

Exhibit 8.1

21.   On page 3 of the opinion, counsel states: "This opinion has been prepared for you,
      and may be used by you, solely in connection with the filing of the Registration
      Statement." Please have counsel remove this statement as it appears to limit the
      ability of investors to rely upon the opinion.

       As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

       We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

       Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the
    filing effective, it does not foreclose the Commission from taking any action with
    respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Wilson Lee, Staff Accountant, at (202) 551-3468 or Cicely Lamothe, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman, Staff Attorney, at (202) 551-3585 or me at (202) 551-3655 with any other questions.

Sincerely,

Sonia Gupta Barros
Special Counsel

cc: Judith D. Fryer, Esquire